UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

China Networks International Holdings Ltd.

File No. 333-157026 - CF# 23555

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China Networks International Holdings Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on January 30, 2009, as amended.

Based on representations by China Networks International Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through January 26, 2013
Exhibit 10.11	through July 17, 2013
Exhibit 10.13	through July 17, 2013
Exhibit 10.14	through May 23, 2013
Exhibit 10.15	through February 23, 2013
Exhibit 10.17	through August 6, 2013
Exhibit 10.19	through August 11, 2013
Exhibit 10.20	through May 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel